Copa Holdings Reports Net Income of US$86.6 Million for the Fourth Quarter of 2012 and US$326.5 Million for Full Year 2012

Panama City, Panama --- February 6, 2012. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the fourth quarter of 2012 (4Q12) and full year 2012. The terms “Copa Holdings" or "the Company" refers to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the fourth quarter of 2011 (4Q11).

OPERATING AND FINANCIAL HIGHLIGHTS

•	Copa Holdings reported net income of US$86.6 million for 4Q12 or earnings per share (EPS) of US$1.95, as compared to net income of US$104.4 million or EPS of US$2.36 in 4Q11. Excluding special items, Copa Holdings reported an adjusted net income of US$89.3 million or adjusted EPS of $2.01, compared to adjusted net income of US$85.3 million or adjusted EPS of $1.93 in 4Q11.

•	Net income for full year 2012 reached US$326.5 million or EPS of US$7.35, compared to US$310.4 million or EPS of US$6.98 for full year 2011. Excluding special items, however, Copa Holdings would have reported an adjusted net income of US$336.1 million or EPS of US$7.57, compared to adjusted net income of US$314.1 or adjusted EPS of $7.06 for full year 2011.

•	Operating income for 4Q12 came in at US$104.3 million, representing a 6.5% decline from operating income of US$111.5 million in 4Q11, mainly as a result of a 3.7% drop in unit operating revenue per available seat mile (RASM) and a 6.3% increase in the all-in price of jet fuel. As a result, operating margin for 4Q12 came in at 17.4%, or 4.5 percentage points below 4Q11.

•	The Company reported operating income of US$402.5 million for full year 2012, representing an increase of 4.6% over operating income of US$385.0 million in 2011. Operating margin for full year 2012 came in at 17.9%, as compared to an operating margin of 21.0% in 2011.

•	Total revenues for 4Q12 increased 17.7% to US$599.8 million. Yield per passenger mile decreased 4.1% to 17.1 cents and RASM came in at 13.5 cents, or 3.7% below 4Q11. However, on a quarter over quarter basis, both yields and RASM remained relatively flat over our third quarter high season, declining only 0.9% and 0.2%, respectively.

•	For 4Q12 consolidated passenger traffic grew 23.7%, led by international traffic growth which expanded a robust 26.0%. At the same time, consolidated capacity grew 22.3%, led by a 24.4% increase in international capacity. As a result, consolidated load factor for the quarter increased 0.8 percentage points to 75.7%. For full year 2012, consolidated load factor came in at 75.4%, down 0.9 percentage points from 2011, on 24.1% capacity growth.

•	Operating cost per available seat mile (CASM) increased 1.8%, from 11.0 cents in 4Q11 to 11.1 cents in 4Q12 as a result of an increase in the all-in price of jet fuel. However, CASM excluding fuel cost decreased 1.3% from 6.9 cents in 4Q11 to 6.8 cents in 4Q12, as a result of lower labor, maintenance and distribution unit costs, which were partly offset mainly by higher passenger servicing costs and other administrative expenses.

•	Cash, short term and long term investments ended 2012 at US$720.5 million, representing 32% of the last twelve months’ revenues.

•	During the fourth quarter, Copa Airlines took delivery of two Boeing 737-800s and returned one leased Boeing 737-800 aircraft. As a result, Copa Holdings ended the year with a consolidated fleet of 83 aircraft, composed of 18 Boeing 737-700s, 39 Boeing 737-800s and 26 Embraer-190s.

•	During the fourth quarter, Copa Holdings and Boeing agreed to reschedule four future B737-800 aircraft deliveries (2 firm and 2 options). As a result, the company now has eight firm deliveries of Boeing 737-800 aircraft and four lease expirations of B737-700 aircraft for 2014.

•	For 2012, Copa Holdings reported on-time performance of 85.5% and a flight-completion factor of 99.6%, maintaining its position among the best in the industry.

Subsequent Events

•	In January 2013, Copa Holdings completed the sale-leaseback of eight Boeing 737-800 aircraft, four of which involve 2013 deliveries and four involving 2014 deliveries. The sale-leaseback transactions for the 2013 deliveries were closed with MC Aviation Partners, the aircraft leasing arm of Mitsubishi Corporation, and the sale-leaseback transactions for the 2014 deliveries were closed with SMBC Aviation Capital.

•	Effective March 15, 2013, and after 17 years of valuable service, Copa Holdings’ CFO, Mr. Victor Vial, will be resigning. Mr. Vial will continue to be involved with the company as an advisor to the Board of Directors. The company is currently undergoing a selection process to appoint a new CFO.

Consolidated Financial & Operating Highlights	4Q12	Variance vs. 4Q11	Variance vs. 3Q12	FY 2012	Variance vs. 2011
Revenue Passengers Carried ('000)	1,899	17.8%	1.6%	7,140	13.5%
RPMs (mm)	3,366	23.7%	2.2%	12,499	22.6%
ASMs (mm)	4,447	22.3%	1.8%	16,567	24.1%
Load Factor	75.7%	0.8p.p.	0.4%	75.4%	-0.9p.p.
Yield	17.1	-4.1%	-0.9%	17.3	1.0%
PRASM (US$ Cents)	12.9	-3.0%	-0.5%	13.1	-0.2%
RASM (US$ Cents)	13.5	-3.7%	-0.2%	13.6	-1.0%
CASM (US$ Cents)	11.1	1.8%	2.2%	11.1	2.9%
CASM Excl. Fuel (US$ Cents)	6.8	-1.3%	2.1%	6.8	0.5%
Breakeven Load Factor (1)	61.6%	2.6p.p.	1.8p.p.	61.3%	1.4p.p.
Fuel Gallons Consumed (Millions)	58.4	23.3%	1.3%	219.5	24.4%
Avg. Price Per Fuel Gallon (US$ Dollars)	3.34	6.3%	3.0%	3.31	6.6%
Average Length of Haul (Miles)	1,772	5.0%	0.6%	1,751	8.0%
Average Stage Length (Miles)	1,090	2.2%	0.6%	1,076	5.8%
Departures	29,555	15.9%	0.7%	112,551	12.7%
Block Hours	83,146	21.4%	1.3%	313,321	22.6%
Average Aircraft Utilization (Hours)	11.0	5.4%	-1.7%	10.9	4.4%
Operating Revenues (US$ mm)	599.8	17.7%	1.6%	2,249.4	22.9%
Operating Income (US$ mm)	104.3	-6.5%	-8.6%	402.5	4.6%
Operating Margin	17.4%	-4.5p.p.	-1.9p.p.	17.9%	-3.1p.p.
Net Income (US$ mm)	86.6	-17.0%	-22.6%	326.5	5.2%
Adjusted Net Income (US$ mm) (1)	89.3	4.7%	-8.5%	336.1	7.0%
EPS - Basic and Diluted (US$)	1.95	-17.2%	-22.6%	7.35	5.4%
Adjusted EPS - Basic and Diluted (US$) (1)	2.01	4.4%	-8.6%	7.57	7.2%
# of Shares - Basic and Diluted ('000)	44,409	0.2%	0.0%	44,400	-0.2%

(1) Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 4Q12, 4Q11, and 3Q12 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

2

MANAGEMENT’S COMMENTS ON 4Q12 RESULTS

Copa Holdings delivered a quarter of solid financial results with fourth quarter operating income coming in at US$104.3 million and net income at US$86.6 million. Excluding a $2.7 million non-cash gain associated with the mark-to-market of fuel hedge contracts, net income would have been US$89.3 million, or 4.7% above 4Q11 adjusted net income.

Total revenues increased 17.7% to US$599.8 million during the quarter on capacity expansion of 22.3%. For the quarter, consolidated load factor came in at 75.7% compared to 74.9% in 4Q11 and consolidated yield came in at 17.1 cents, or 4.1% below 4Q11. As a result, RASM came in at 13.5 cents, or 3.7% below 4Q11. However, when adjusted for a 5% increase in length of haul, RASM came in 1.4% below 4Q11.

Consolidated operating expenses for 4Q12 increased 24.5% to US$495.6 million, while consolidated operating expenses per ASM (CASM) increased 1.8% to 11.1 cents. However, CASM excluding fuel cost, decreased 1.3% from 6.9 cents in 4Q11 to 6.8 cents in 4Q12, as a result of lower labor, maintenance and distribution unit costs, which were partly offset mainly by higher passenger servicing costs and other administrative expenses.

Aircraft fuel expense increased 31.0% or US$46.1 million compared to 4Q11, as a result of increased capacity and higher fuel prices. The Company’s effective jet fuel price, which includes a realized fuel hedge gain of US$0.8 million in 4Q12 and US$6.6 million in 4Q11, increased 6.3%, from an average of US$3.14 per gallon in 4Q11 to US$3.34 per gallon in 4Q12.

For 4Q12, the Company had fuel hedges in place representing 33% of its consolidated volume. Continuing with the execution of its fuel hedge policy, the Company currently has hedged approximately 28% and 10% of its consolidated volume for 2013 and 2014, respectively.

The Company recorded a non-operating expense of US$7.4 million for 4Q12 compared to non-operating gain of US$4.9 million for 4Q11. Non-operating income for 4Q12 included a fuel hedge mark-to-market loss of US$2.7 million, compared to a fuel hedge mark-to-market gain of US$19.1 million in 4Q11.

Copa Holdings closed the quarter with US$720.5 million in cash, short term and long term investments, representing approximately 32% of last twelve months´ revenues. During the quarter, the company paid dividends in the amount of US$99.6 million, representing approximately 30% of 2012 reported net income. Additionally, the company made refundable deposits of US$62.5 million to Boeing that could be used for existing or future aircraft purchase orders, which remain subject to certain agreed conditions and ongoing negotiations, in order to facilitate the replacement of aging aircraft and the future growth of our fleet. Total debt at the end of 4Q12 amounted to US$1.2 billion, most of which relates to aircraft and equipment financing.

Copa Holdings’ solid fourth quarter and full year results are the product of a solid and well executed business model based on the goal of operating the best and most convenient network for intra-Latin America travel. In 2013, the Company will continue to strengthen its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

3

OUTLOOK FOR 2013

For 2013, the company reaffirms its preliminary guidance. Consolidated capacity is expected to expand in the range of 14% as a result of the full year effect of capacity added in 2012 and the introduction of seven new 737-800 aircraft during 2013.

Load factors are expected to come in above 2012 levels as a result of healthy demand and lower year over year capacity growth. As a result, unit revenues (RASM) are expected to come in at 13.7 cents, approximately 1% above 2012 levels.  Unit costs excluding fuel, CASM ex-fuel, are expected to come in at 6.6 cents, approximately 3% below 2012 levels.

Factored into the current guidance is an estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, of US$3.30 per gallon. As a result, the Company is still projecting an operating margin in the range of 18% to 20% for 2013.

Financial Outlook	2013 Guidance	2012 Actual
Capacity - YOY ASM Growth	+/-14%	24.1%
Average Load Factor	+/-76%	75.4%
RASM (cents)	+/-13.7	13.6
CASM Ex-fuel (cents)	+/-6.6	6.8
Operating Margin	18-20%	17.9%

CONSOLIDATED FOURTH QUARTER RESULTS

Operating revenue

Consolidated revenue for 4Q12 totaled US$599.8 million, a 17.7% or US$90.4 million increase over operating revenue of US$509.4 million in 4Q11, due to a 18.6% or US$90.4 million increase in passenger revenue.

Passenger revenue. For 4Q12, passenger revenue totaled US$575.7 million, an increase of 18.6% from passenger revenue of US$485.3 million in 4Q11. Passenger yield decreased 4.1% year over year to 17.1 cents, while load factor increased 0.8 percentage points from 74.9% in 4Q11 to 75.7% in 4Q12.

Cargo, mail and other. Cargo, mail and other revenue totaled US$24.1 million in 4Q12, remaining flat over cargo, mail and other in 4Q11.

4

Operating expenses

For 4Q12, consolidated operating expenses increased 24.5% to US$495.6 million, representing operating cost per available seat mile (CASM) of 11.1 cents. Operating cost per available seat mile (CASM) excluding fuel costs, decreased 1.3% from 6.9 cents in 4Q11 to 6.8 cents in 4Q12.

An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 4Q12, aircraft fuel totaled US$194.8 million, a US$46.1 million or 31.0% increase over aircraft fuel of US$148.7 million in 4Q11. This increase was primarily a result of a 6.3% increase in the average price per gallon of jet fuel (all-in), which averaged US$3.34 in 4Q12 as compared to US$3.14 in 4Q11 and a 23.3% increase in gallons consumed resulting from increased capacity. This average price per gallon of jet fuel for 4Q12 includes a $0.8 million realized fuel hedge gain, compared to a US$6.6 million fuel hedge gain in 4Q11. Excluding the effect of fuel hedge gains for both periods, fuel prices increased 2.3%, from US$3.28 per gallon in 4Q11 to US$3.35 in 4Q12.

Salaries and benefits. For 4Q12, salaries and benefits totaled US$65.8 million, a 13.7% increase over salaries and benefits of US$57.9 million in 4Q11. This increase was mostly a result of an overall increase in operating headcount to support additional capacity as well as salary adjustments.

Passenger servicing. For 4Q12, passenger servicing totaled US$59.8 million, a 30.2% increase over passenger servicing of US$45.9 million in 4Q11. This increase resulted from the growth in our operations, higher effective rates related to on board service and airport handling.

Commissions. For 4Q12, commissions totaled US$22.4 million, a 13.3% increase over commissions of US$19.7 million in 4Q11. This increase was primarily a result of a higher passenger revenue base, partly offset by a lower average commission rates.

Reservations and sales. Reservations and sales totaled US$22.1 million, a 17.5% increase over reservation and sales of US$18.8 million in 4Q11. This increase was primarily a result of a larger revenue base.

Maintenance, material and repairs. For 4Q12, maintenance, material and repairs totaled US$24.3 million, an 8.9% increase over maintenance, material and repairs of US$22.3 million in 4Q11. This increase was a result of more repairs and materials as a result of an increase in operations. Depreciation. Depreciation totaled US$24.4 million in 4Q12, a 23.9% increase over depreciation of US$19.7 million in 4Q11.

Flight operations, aircraft rentals. landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 23.4%, from US$48.2 million in 4Q11 to US$59.5 million in 4Q12, mainly as a result of more departures and additional aircraft rentals.

Other. Other expenses totaled US$22.5 million in 4Q12, an increase of US$5.8 million. This was a result of an increase in IT related initiatives and other general administrative expenses.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled an expense of US$7.4 million in 4Q12, compared to income of US$4.9 million in 4Q11.

Interest expense. Interest expense totaled US$8.1 million in 4Q12, a 7.7% decrease from interest expense of US$8.8 million in 4Q11, as a result of lower interest rates on our variable rate debt, partly offset by a higher outstanding debt balance.

Interest income. Interest income totaled US$3.4 million, a 59.2% increase over interest income of US$2.2 million in 4Q11, mainly as a result of a higher average cash and investments balance.

Other, net. Other net totaled an expense of US$2.7 million in 4Q12, mostly as a result of a US$2.7 million non-cash expense related to the mark-to-market of fuel hedge contracts.

5

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 64 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 83 aircraft: 57 Boeing 737NG aircraft and 26 EMBRAER-190s.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: (507) 304-2677

www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

6

Copa Holdings, S.A.
Income Statement - IFRS
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Audited	%
	4Q12	4Q11	Change	3Q12	Change	2012	2011	Change
Operating Revenues
Passenger Revenue	575,731	485,324	18.6%	568,564	1.3%	2,163,136	1,747,102	23.8%
Cargo, mail and other	24,109	24,125	-0.1%	21,884	10.2%	86,252	83,819	2.9%
Total Operating Revenue	599,839	509,449	17.7%	590,448	1.6%	2,249,388	1,830,921	22.9%

Operating Expenses
Aircraft fuel	194,754	148,678	31.0%	186,844	4.2%	725,763	547,221	32.6%
Salaries and benefits	65,782	57,854	13.7%	62,964	4.5%	247,405	213,094	16.1%
Passenger servicing	59,788	45,903	30.2%	56,973	4.9%	217,137	160,725	35.1%
Commissions	22,382	19,750	13.3%	23,501	-4.8%	89,378	72,947	22.5%
Reservations and sales	22,112	18,813	17.5%	22,203	-0.4%	84,992	70,363	20.8%
Maintenance, material and repairs	24,311	22,323	8.9%	23,370	4.0%	92,166	70,969	29.9%
Depreciation	24,446	19,727	23.9%	23,031	6.1%	89,217	75,458	18.2%
Flight operations	27,747	22,251	24.7%	27,217	1.9%	104,993	83,782	25.3%
Aircraft rentals	19,472	15,573	25.0%	18,504	5.2%	72,468	51,259	41.4%
Landing fees and other rentals	12,266	10,388	18.1%	12,190	0.6%	46,233	41,881	10.4%
Other	22,510	16,684	34.9%	19,561	15.1%	77,101	58,237	32.4%
Total Operating Expense	495,570	397,943	24.5%	476,359	4.0%	1,846,852	1,445,936	27.7%

Operating Income	104,269	111,506	-6.5%	114,089	-8.6%	402,535	384,985	4.6%

Non-operating Income (Expense):
Interest expense	(8,130)	(8,808)	-7.7%	(8,124)	0.1%	(32,795)	(32,680)	0.4%
Interest income	3,427	2,152	59.2%	3,235	5.9%	11,689	6,774	72.6%
Other, net	(2,721)	11,605	nm	13,750	nm	(15,086)	(13,068)	15.4%
Total Non-Operating Income/(Expense)	(7,424)	4,950	nm	8,861	nm	(36,192)	(38,974)	-7.1%

Income before Income Taxes	96,845	116,456	-16.8%	122,951	-21.2%	366,343	346,011	5.9%

Provision for Income Taxes	10,222	12,073	-15.3%	11,033	-7.4%	39,867	35,586	12.0%

Net Income	86,623	104,383	-17.0%	111,917	-22.6%	326,476	310,425	5.2%

EPS - Basic and Diluted	1.95	2.36	-17.2%	2.52	-22.6%	7.35	6.98	5.4%
Shares - Basic and Diluted	44,409,211	44,314,505	0.2%	44,406,679	0.0%	44,400,224	44,493,779	-0.2%

7

Copa Holdings, S.A.
Balance Sheet - IFRS
(US$ Thousands)	December 31,	September 30,	December 31,
	2012	2012	2011
	(Unaudited)	(Unaudited)	(Audited)

Current Assets:
Cash and cash equivalents	166,265	$282,642	$243,801
Short-term investments	484,838	441,349	262,345
Total cash, cash equivalents and short-term investments	651,103	723,991	506,146

Accounts receivable, net of allowance for doubtful accounts	135,207	143,057	142,297
Accounts receivable from related parties	1,129	505	704
Expendable parts and supplies, net of allowance for obsolescence	50,603	51,292	42,382
Prepaid expenses	63,120	49,745	40,058
Other current assets	16,328	17,964	22,655
Total Current Assets	917,490	986,554	754,242

Long-term investments	69,445	71,500	104,834

Property and Equipment:
Owned property and equipment:
Flight equipment	2,405,346	2,346,637	2,036,983
Other equipment	66,330	63,757	67,577
	2,471,676	2,410,394	2,104,560
Less: Accumulated depreciation	(432,589)	(408,965)	(346,656)
	2,039,087	2,001,429	1,757,904
Purchase deposits for flight equipment	245,544	163,696	242,287
Total Property and Equipment	2,284,631	2,165,125	2,000,191

Other Assets:
Net pension asset	10,009	9,685	8,974
Goodwill	27,575	27,081	25,099
Intangible asset	59,382	57,537	47,047
Other assets	114,933	120,776	125,409
Total Other Assets	211,899	215,079	206,529
Total Assets	$3,483,465	$3,438,258	$3,065,796

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$136,268	$118,387	$131,069
Accounts payable	104,975	105,609	92,842
Accounts payable to related parties	20,255	14,765	22,074
Air traffic liability	382,807	360,223	297,135
Taxes and interest payable	85,436	86,174	71,223
Accrued expenses payable	48,047	45,753	30,472
Other current liabilities	10,902	9,897	13,845
Total Current Liabilities	788,690	740,808	658,660

Non-Current Liabilities:
Long-term debt	1,069,836	1,067,549	936,657
Post employment benefits liability	6,340	6,286	5,847
Other long-term liabilities	43,726	44,635	44,657
Deferred tax liabilities	38,329	31,888	30,444
Total Non-Current Liabilities	1,158,231	1,150,358	1,017,605

Total Liabilities	1,946,921	1,891,166	1,676,265

Shareholders' Equity:
Class A - 33,391,400 shares issued and outstanding	22,591	22,496	22,495
Class B - 10,938,125 shares issued and outstanding	7,466	7,466	7,466
Additional paid in capital	40,660	38,977	33,567
Retained earnings	1,458,258	1,471,258	1,324,394
Accumulated other comprehensive income (loss)	7,569	6,895	1,609
Total Shareholders' Equity	1,536,544	1,547,092	1,389,531
Total Liabilities and Shareholders' Equity	$3,483,465	$3,438,258	$3,065,796

8

Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income
Excluding Special Items	4Q12	4Q11	3Q12	2012	2011

Net income as Reported	$86,623	$104,383	$111,917	$326,476	$310,425

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments (1)	2,673	(19,069)	(14,277)	9,577	3,634
Other Special Items, net (2)	-	-	-		-
Adjusted Net Income	$89,296	$85,314	$97,640	$336,053	$314,059

Shares used for Computation (in thousands)
Basic and Diluted	44,409	44,315	44,407	44,400	44,494

Adjusted earnings per share
Basic and Diluted	2.01	1.93	2.20	7.57	7.06

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	4Q12	4Q11	3Q12	2012	2011

Operating Costs per ASM as Reported	11.1	10.9	10.9	11.1	10.8
Aircraft fuel per ASM	(4.4)	(4.1)	(4.3)	(4.4)	(4.1)
Operating Costs per ASM excluding fuel	6.8	6.9	6.6	6.8	6.7

FOOTNOTES:

(1)	Include unrealized gains resulting from the mark-to-market accounting for changes in the fair value of fuel hedging instruments.

9